Appendix A

Series of Professionally Managed Portfolios	Operating Expense Limit
BP Capital TwinLine Energy Fund
Class A	2.00% of average daily net assets
Class I Class C	1.75% of average daily net assets 2.75% of average daily net assets
BP Capital TwinLine MLP Fund
Class A	1.75% of average daily net assets
Class I Class C	1.50% of average daily net assets 2.50% of average daily net assets

Effective date:  ____________________, 2015

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	BP Capital Fund Advisors, LLC

By: __________________________________	By: __________________________________
Name: Elaine E. Richards	Name: Toby Loftin
Title: President	Title: Managing Member

Appendix A approved by the Board of Trustees: November 17-18, 2014 to add “Class C” shares to the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund.